UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On February 9, 2023 (the “Closing Date”), Wallbox N.V., as guarantor (the “Company”) and its wholly-owned direct Spanish subsidiary, Wall Box Chargers, S.L.U., as borrower (the “Borrower”) entered into a Facility Agreement (the “Facility Agreement”) with Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”). The Facility Agreement provides for an aggregate term loan commitment of €25,000,000 (the “Facility”), which amount was fully drawn on the Closing Date.

The Borrower intends to use the proceeds of the Facility for general corporate purposes. Principal outstanding under the Facility Agreement shall accrue interest on a daily basis at a rate equal to 1 month EURIBOR plus an amount equal to 8.00% per annum. The Facility is secured by certain intellectual property rights. The Facility matures on the fourth anniversary of the Closing Date and under certain circumstances may be extended to mature on the fifth anniversary of the Closing Date. The Borrower is permitted to prepay the Facility in whole or in part upon notice thereof in accordance with the terms of the Facility Agreement. Upon an event of default specified in the Facility Agreement that remains uncured after 15 business days, the Facility may become due and payable in full upon provision of notice thereof in accordance with the terms of the Facility Agreement. The Facility Agreement also contains financial covenants as well as customary affirmative and negative covenants. The Facility Agreement is governed by Spanish law.

Substantially concurrently with the closing of the Facility Agreement and in consideration thereof, the Company entered into a Warrant Agreement (the “Warrant Agreement”) and Subscription Agreement (the “Subscription Agreement”) with BBVA (together with its assignees, the “Warrantholder”) pursuant to which the Company issued to the Warrantholder, and the Warrantholder subscribed for and acquired, an aggregate of 1,007,894 warrants exercisable for 1,007,894 of the Company’s Class A ordinary shares, par value nominal value of €0.12 per share (the “Shares”), for an exercise price of $5.32 per share. Pursuant to the Subscription Agreement, the Company agreed, among other things, that, within 30 calendar days after the Closing Date, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the Shares issuable upon the exercise of the Warrant (the “Resale Registration Statement”), and the Company will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. The Warrant Agreement provides for a redemption right in favor of the Company when the shares of Company achieve a value of $11.00 per share.

The foregoing descriptions of the Warrant Agreement, the Subscription Agreement and the Facility Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of each of the Warrant Agreement, the Subscription Agreement and the Facility Agreement, which are attached hereto as Exhibits 2.1, 2.2 and 4.1, respectively.

The information included this Report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795), Registration Statement on Form F-3 (File No. 333-268347) and Registration Statement on Form F-3 (File No. 333-268792).

EXHIBIT INDEX

Exhibit No.	Description

2.1	Warrant Agreement between Wallbox N.V. and Banco Bilbao Vizcaya Argentaria, S.A., dated February 9, 2023.

2.2	Subscription Agreement between Wallbox N.V. and Banco Bilbao Vizcaya Argentaria, S.A., dated February 9, 2023.

4.1	Facility Agreement among Wall Box Chargers, S.L.U., Wallbox N.V. and Banco Bilbao Vizcaya Argentaria, S.A., dated February 9, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: February 15, 2023	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer